File No. 82-34956
Furnished Pursuant to Rule 12g3-2(b)

DIAMYD MEDICAL

RECEIVED
2007 DEC 27 P 3:15
[redacted]

07028808

SUPPL

December 17, 2007

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street N.E., Mail Stop 3628
Washington, DC 20549
Phone: 202 551 3450

Re: Diamyd Medical AB
File No. 82-34956
Documents Furnished Pursuant to Rule 12g3-2(b)

Ladies and Gentlemen:

We hereby submit, pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as Amended, the enclosed press releases of Diamyd Medical AB:

Press Release dated as of December 11, 2007: "**DIAMYD ANNUAL MEETING: BOARD OF DIRECTORS ELECTED. NEW CEO TO BE PRESENTED SHORTLY. COMPANY CONFIRMS IT IS ON TRACK TO FILE IND WITH THE FDA FOR PHASE III TRIAL THIS YEAR.**"

Press Release dated as of December 12, 2007: "**ELISABETH LINDNER NEW PRESIDENT AND CEO OF DIAMYD MEDICAL**"

Press Release dated as of December 13, 2007: "**DIAMYD INFORMATION**"

Kindly acknowledge receipt of the enclosed material by stamping the copy of this letter and returning it in the self-addressed stamped envelope provided.

Very truly yours,

Michael A. Christini

PROCESSED
JAN 0 2 2008
THOMSON
FINANCIAL

Enclosure
cc: Cecilia Driving

File No. 82-34956
Furnished Pursuant to Rule 12g3-2(b)

DIAMYD
MEDICAL

DIAMYD ANNUAL MEETING: BOARD OF DIRECTORS ELECTED. NEW CEO TO BE PRESENTED SHORTLY. COMPANY CONFIRMS IT IS ON TRACK TO FILE IND WITH THE FDA FOR PHASE III TRIAL THIS YEAR

Press Release, Stockholm, Sweden, December 11, 2007 – Diamyd Medical AB
(www.omxgroup.com, ticker: DIAM B; www.otcqx.com, ticker DMYDY)

At the Annual General Meeting on December 11, held in Stockholm, it was confirmed that Diamyd Medical is on track to file an IND application for a phase III study with the FDA in the US before year end.

At the meeting the following members of Board of Directors were elected for the coming year:

- Lars Jonsson, BSc, Swedish Honorary Consul in Seattle, Founder and majority owner of the international group Stellar Holding (www.stellar.com). Mr. Jonsson plays an important role as a bridge between research and business in the US and Sweden and his established business contacts will be important to the Company's growing presence in the US.

- Christer Hägglund, BSc, Stockholm, is majority owner of the NOMX-listed service company Proffice AB that recently has moved into the health care service sector. Mr. Hägglund's experiences from public companies and as a businessman will be important as Diamyd moves its drug development program forward.

- Sam Lindgren, MD, Lund, has more than 14 years experience from leading positions within drug development within the areas of diabetes (Novo Nordisk), CNS (Lundbeck) and asthma (Astra). Dr. Lindgren's broad experience will be particularly beneficial to Diamyd as its lead diabetes product moves through Phase III studies toward market approval.

- Anders Essen-Möller, Diamyd's Founder and President for the past 13 years will step up from his Presidential role and assume the position as a full time working Chairman, which will allow him to focus on the Company's strategic development.

At the meeting, it was also announced that former Board Director Professor Hans Wigzell, who has played an important role advising on the Company's drug development strategy, will continue to provide important scientific advice to Diamyd Medical as a member of the Scientific and Medical Advisory Board (SAMAB).

"Compiling a Board of Directors with world class business, diabetes and CNS drug development expertise is vital as we enter the most exciting year in the Company's history," said Essen-Möller. "One very important task for the Board this year will be to closely watch and balance the Company's financial position with the possibility that a

partnership deal can be executed with established pharma as we are moving into registration studies. I am excited to work with the new President in my new role as working Chairman."

At the meeting Essen-Möller informed that the new President and CEO will be presented tomorrow and that it is an individual with a strong biotech background that nicely adds to, reinforces and complements the present competences and leadership skills in the Company.

Michael Christini, President of Diamyd Inc. in Pittsburgh, reported that the IND application for a phase I study in patients with cancer pain is planned to be submitted to the FDA this year. "We believe that the NTDDS system for delivering pain relieving therapies has a large potential in situations such as neuropathy, spinal cord injury, cancer pain and shingles. Our NTDDS gene delivery vector specifically targets the sensory nerves providing local delivery of inhibitory genes which we believe should be quite effective in reducing pain," Christini said.

The Company's Income Statement and Balance Sheet were established and the Board of Directors and the Chief Executive Officer were discharged from liability for the financial year 2006/2007.

The meeting authorized the Board of Directors to resolve, at one or more occasions until the next Annual General Meeting, to issue new shares with consideration by set-off, in cash or other conditions and without regard to pre-emption rights. The total number of shares that can be issued based on this authorization shall not exceed 900,000 B-shares.

The meeting adopted the Board's proposal for a new employee option program. The Company shall issue an employee option program free of charge with a validity of maximum three (3) years. The options shall be non-transferable and entitle the holder to subscribe for a share of series B at a value of 130 percent of the average share value on the Nordic Stock Exchange during five (5) days before the allotment. The conversion of the options should be conditioned by the employment or assignment at the time for vesting. Concerning employees in the USA, the conditions for receiving options shall be in accordance with the regulations for the state where issued.

To secure the employee option program it was decided to issue 200,000 warrants. Every warrant is entitled to a subscription of one (1) share of series B with validity until December 31, 2010. The Company shall retain warrants to cover the costs and taxes that the Company will be liable for at execution of the warrants. At full execution of all warrants the dilution is calculated to approximately 2 percent.

The meeting approved the Board of Directors' proposal for principles for compensation and other terms of employment for the President and Chief Executive Officer of the Company and key executives.

About Diamyd Medical
Diamyd Medical is a life science company developing treatments for diabetes and its complications. The company's furthest developed project is the GAD-based drug Diamyd® for autoimmune diabetes for which Phase III studies are planned. Diamyd® has demonstrated significant and positive results in Phase II clinical trials in Sweden.

GAD65, a major autoantigen in autoimmune diabetes, is the active substance in Diamyd. GAD65 is also an enzyme that converts the excitatory neurotransmitter glutamate to the inhibitory transmitter GABA. In this context, GAD may have an important role not only in diabetes but also in several central nervous system-related diseases. Diamyd Medical has an exclusive worldwide license from the University of California at Los Angeles regarding the therapeutic use of the GAD65 gene.

Diamyd Medical has sublicensed its UCLA GAD Composition of Matter license to Neurologix, Inc. in Fort Lee, New Jersey for treatment of Parkinson's disease with an AAV-vector.

Other projects comprise drug development within therapeutic gene transfer using the exclusively licensed and patent protected Nerve Targeted Drug Delivery System (NTDDS). The company's lead NTDDS projects include using enkephalin and GAD for chronic pain, e.g., diabetes pain or cancer pain. All projects in this field are currently in preclinical phases.

Diamyd Medical has offices in Stockholm, Sweden and Pittsburgh, PA. The Diamyd Medical share is quoted on the Stockholm Nordic Exchange in Sweden (NOMX ticker: DIAM B) and on the OTCQX-list in the United States (ticker: DMYDY) administered by the Pink Sheets and the Bank of New York (PAL). Further information is available at www.diamyd.com.

For further information, please contact:

Stockholm office
Anders Essen-Möller
CEO and President
+46 8 661 0026
investor.relations@diamyd.com

Pittsburgh office
Michael Christini
President
+1 412 770 1310
Michael.Christini@diamyd.com

Diamyd Medical AB (publ). Linnégatan 89 B, SE-115 23 Stockholm, Sweden. Tel: +46 8 661 00 26, fax: +46 8 661 63 68 or E-mail: info@diamyd.com. VATno: SE556530-142001.

DIAMYD MEDICAL

ELISABETH LINDNER NEW PRESIDENT AND CEO OF DIAMYD MEDICAL

***Press Release, Stockholm, Sweden, December 12, 2007 – Diamyd Medical AB* (www.omxgroup.com, ticker: DIAM B; www.otcqx.com, ticker DMYDY)**

Diamyd Medical announced today that the Board of Directors has appointed Elisabeth Lindner as President and CEO for the Company.

Elisabeth Lindner, MSc, MBA, is one of Sweden's most experienced experts within the biopharmaceutical industry with more than 25 years experience in senior management from positions at Octapharma AB and Pharmacia Corporation, among others.

Lindner is also a member of the Board of Directors of NOMX-listed BioInvent International AB and a newly elected member of the Royal Swedish Academy of Engineering Science (IVA).

"To lead Diamyd Medical through its most important phase of corporate growth is an extraordinary professional opportunity," stated Lindner. "The lead drug candidate, Diamyd® holds great potential as a therapy for diabetes and I am committed to moving the product to market as quickly as possible, starting with the submission of the Phase III IND filing in the US this year. Anders Essen-Möller has assembled a very strong and accomplished team and I look forward to building on its past successes."

"We are extremely pleased to announce Elisabeth Lindner as President and CEO for our growing biotech organization," says Anders Essen-Möller, Chairman of Diamyd Medical. "Elisabeth Lindner is a very experienced and competent person with outstanding management skills that will be of vital importance as we move our products forward towards commercialization. I am excited as a working Chairman to work with Elisabeth Lindner and feel confident that she will lead our outstanding teams in Stockholm and Pittsburgh to great success."

About Diamyd Medical

Diamyd Medical is a life science company developing treatments for diabetes and its complications. The company's furthest developed project is the GAD-based drug Diamyd® for autoimmune diabetes for which Phase III studies are planned. Diamyd® has demonstrated significant and positive results in Phase II clinical trials in Sweden.

GAD65, a major autoantigen in autoimmune diabetes, is the active substance in Diamyd. GAD65 is also an enzyme that converts the excitatory neurotransmitter glutamate to the inhibitory transmitter GABA. In this context, GAD may have an important role not only in diabetes but also in several central nervous system-related diseases. Diamyd Medical has an exclusive worldwide license from the University of California at Los Angeles regarding the therapeutic use of the GAD65 gene.

Diamyd Medical has sublicensed its UCLA GAD Composition of Matter license to Neurologix, Inc. in Fort Lee, New Jersey for treatment of Parkinson's disease with an AAV-vector.

Other projects comprise drug development within therapeutic gene transfer using the exclusively licensed and patent protected Nerve Targeted Drug Delivery System (NTDDS). The company's lead NTDDS projects include using enkephalin and GAD for chronic pain, e.g., diabetes pain or cancer pain. All projects in this field are currently in preclinical phases.

Diamyd Medical has offices in Stockholm, Sweden and Pittsburgh, PA. The Diamyd Medical share is quoted on the Stockholm Nordic Exchange in Sweden (NOMX ticker: DIAM B) and on the OTCQX-list in the United States (ticker: DMYDY) administered by the Pink Sheets and the Bank of New York (PAL). Further information is available at www.diamyd.com.

For further information, please contact:

Stockholm office
Anders Essen-Möller
CEO and President
+46 8 661 0026
investor.relations@diamyd.com

Pittsburgh office
Michael Christini
President
+1 412 770 1310
Michael.Christini@diamyd.com

Diamyd Medical AB (publ). Linnégatan 89 B, SE-115 23 Stockholm, Sweden. Tel: +46 8 661 00 26, fax: +46 8 661 63 68 or E-mail: info@diamyd.com. VATno: SE556530-142001.

DIAMYD MEDICAL

DIAMYD INFORMATION

Press Release, Stockholm, Sweden, December 13, 2007 – Diamyd Medical AB **(www.omxgroup.com, ticker: DIAM B; www.otcqx.com, ticker DMYDY)**

Diamyd Medical announced today that the leaving Director of Research and Development John Robertson has sold shares in the Company.

"Robertson has been on sick leave since the month of June and will be leaving the Company as the responsibility for manufacturing has been transferred to our US office in Pittsburgh. That he chooses to dispose of his shares must solely be due to personal reasons, as far as I can understand. Robertson has not been in contact with the Company during the sick leave and has thus not had any insight into Diamyd Medical since June," says Anders Essen-Moller, chairman of the Company. "We are looking forward to the 30 month results from the type 1 diabetes study beginning of 2008 and to file our Phase III application in the US before the end of this year."

About Diamyd Medical
Diamyd Medical is a life science company developing treatments for diabetes and its complications. The company's furthest developed project is the GAD-based drug Diamyd® for autoimmune diabetes for which Phase III studies are planned. Diamyd® has demonstrated significant and positive results in Phase II clinical trials in Sweden.

GAD65, a major autoantigen in autoimmune diabetes, is the active substance in Diamyd. GAD65 is also an enzyme that converts the excitatory neurotransmitter glutamate to the inhibitory transmitter GABA. In this context, GAD may have an important role not only in diabetes but also in several central nervous system-related diseases. Diamyd Medical has an exclusive worldwide license from the University of California at Los Angeles regarding the therapeutic use of the GAD65 gene.

Diamyd Medical has sublicensed its UCLA GAD Composition of Matter license to Neurologix, Inc. in Fort Lee, New Jersey for treatment of Parkinson's disease with an AAV-vector.

Other projects comprise drug development within therapeutic gene transfer using the exclusively licensed and patent protected Nerve Targeted Drug Delivery System (NTDDS). The company's lead NTDDS projects include using enkephalin and GAD for chronic pain, e.g., diabetes pain or cancer pain. All projects in this field are currently in preclinical phases.

Diamyd Medical has offices in Stockholm, Sweden and Pittsburgh, PA. The Diamyd Medical share is quoted on the Stockholm Nordic Exchange in Sweden (NOMX ticker: DIAM B) and on the OTCQX-list in the United States (ticker: DMYDY) administered by the Pink Sheets and the Bank of New York (PAL). Further information is available at www.diamyd.com.

For further information, please contact:

Stockholm office
Anders Essen-Möller
CEO and President
+46 8 661 0026
investor.relations@diamyd.com

Pittsburgh office
Michael Christini
President
+1 412 770 1310
Michael.Christini@diamyd.com

File No. 82-34956
Furnished Pursuant to Rule 12g3-2(b)

Diamyd Medical AB (publ). Linnégatan 89 B, SE-115 23 Stockholm, Sweden. Tel: +46 8 661 00 26, fax: +46 8 661 63 68 or E-mail: info@diamyd.com. VATno: SE556530-142001.

END